Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 25, 2021

Christopher Dunham

Maryse Mills-Apenteng

Division of Corporation Finance

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Williams Rowland Acquisition Corp.

Draft Registration Statement

Submitted April 28, 2021

CIK No. 0001855168

Dear Mr. Dunham and Ms. Mills-Apenteng:

On behalf of our client, Williams Rowland Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 25, 2021 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “ Draft Form S-1”).

Contemporaneously, the Company has publicly filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Form S-1.

Los Angeles     New York     Chicago     Nashville     Washington, DC     Beijing     Hong Kong     www.loeb.com

A limited liability partnership including professional corporations

Larry Spirgel Matthew Crispino June 8, 2021 Page 2

Draft Registration Statement on Form S-1 Submitted April 28, 2021

Summary, page 1

1.	On page 8 you reference conflicts of interest associated with securities held by your management team. Please revise here and the first full risk factor on page 58 to disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests due to the founder shares acquired for an aggregate of $25,000. For example, since your initial stockholders acquired 20% of your common stock for approximately $0.004 per share, and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses due to a decline in the market price.

Response: The disclosure on pages 9 of the Form S-1 has been revised in accordance with the Staff’s comment. In addition, a new Risk Factor has been added on page 58 in response to the Staff’s comment.

Christopher Dunham Maryse Mills- Apenteng June 8, 2021 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner